Exhibit 12

NCO GROUP, INC.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Predecessor					Successor	Predecessor	Successor
	For the Years Ended December 31,				Period from January 1 through November 15,	Period from July 13, 2006 (date of inception) through December 31,	For the Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2006	2007
Earnings:
Add:
Income (loss) before income taxes and minority interest	$73,079	$71,608	$84,858	$71,914	$39,666	$(10,185)	$17,898	$(203)
Fixed charges	30,123	32,789	31,355	36,056	37,465	16,534	10,294	27,380
Amortization of capitalized interest	—	—	—	11	10	1	3	3
Distributed income of equity investees	186	1,540	2,083	4,464	—	—	—	—

	103,388	105,937	118,296	112,445	77,141	6,350	28,195	27,180
Subtract:
Interest capitalized	—	—	55	—	—	—	—	—
Income from equity investee	762	2,164	1,591	377	—	—	—	—
Distributions to minority holders	—	—	—	2,108	3,574	579	1,900	747

	762	2,164	1,646	2,485	3,574	579	1,900	747

Earnings	$102,626	$103,773	$116,650	$109,960	$73,567	$5,771	$26,295	$26,433

Fixed Charges:
Interest expense	$20,976	$22,998	$21,244	$22,615	$26,643	$14,958	$7,011	$24,285
Capitalized interest	—	—	55	—	—	—	—	—
Amortization of deferred financing charges not included in interest expense	2,327	2,339	2,242	1,506	230	—	197	—
Portion of rentals deemed to be interest	6,820	7,452	7,814	11,935	10,592	1,576	3,086	3,095

	$30,123	$32,789	$31,355	$36,056	$37,465	$16,534	$10,294	$27,380

Ratio of earnings to fixed charges	3.4x	3.2x	3.7x	3.0x	2.0x	0.3x	2.6x	1.0x